Exhibit 99.1

GW Pharmaceuticals plc Announces US Patent Allowance for Use of Cannabinoids in Treating Glioma

London, UK, 11 December 2013: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW” or the “Company”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, announced that the United States Patent and Trademark Office (USPTO) has issued a Notice of Allowance for U.S. Application Serial Number 12/996,124, a patent which covers the use of cannabinoids for treating glioma.

Glioma describes any tumor that arises from the glial tissue of the brain. Glioblastoma, or GBM, is a particularly aggressive tumor that forms from abnormal growth of glial tissue. According to the New England Journal of Medicine, GBM accounts for approximately 46% of the 22,500 new cases of brain cancer diagnosed in the United States each year. Treatment options are limited and expected survival is a little over one year. GBM is considered a rare disease by the FDA and the European Medicines Agency, or EMA.

The subject patent specifically covers a method for treating glioma in a human using a combination of cannabidiol (CBD) and tetrahydrocannabinol (THC) wherein the cannabinoids are in a ratio of from 1:1 to 1:20 (THC:CBD) with the intent to reduce cell viability, inhibit cell growth or reduce tumor volume. A Notice of Allowance is issued after the USPTO makes a determination that a patent can be granted from an application. The issued patent from this application will provide an exclusivity period until June 2029.

“This Notice of Allowance follows the recent launch of our first human trials in glioma and several years of pre-clinical research in the field,” stated Justin Gover, GW’s Chief Executive Officer. “The treatment of Glioma is part of our exciting new orphan drug program which includes a number of therapeutic targets and demonstrates the flexibility of GW’s proprietary cannabinoid platform in treating a broad range of disease types.”

GW’s intellectual property portfolio includes multiple patent families with issued and/or pending claims directed to plants, plant extracts, extraction technology, pharmaceutical formulations, drug delivery and the therapeutic uses of cannabinoids, as well as plant variety rights, know-how and trade secrets.

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 23 countries.  Sativex is also in Phase 3 clinical development as a potential treatment of pain in people with advanced cancer. This Phase 3 program is intended to support the submission of a New Drug Application for Sativex in cancer pain with the U.S. Food and Drug Administration and in other markets around the world. GW has established a world leading position in the development of plant-derived cannabinoid therapeutics and has a deep pipeline of additional clinical-stage cannabinoid product candidates targeting epilepsy (including an orphan pediatric epilepsy program), Type 2 diabetes, ulcerative colitis, glioma and schizophrenia. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release may contain forward-looking statements that reflect GWs current expectations regarding future events, including statements about whether the subject patent would be issued and adequately protect GW against competition, GW’s plan to protect the commercial potential of its product candidates, and the future status of pending patent applications. Forward-looking statements involve risks and uncertainties.  Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of the GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex® and other products by consumer and medical professionals. A further list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission, including GW’s most recent 20-F which was filed with the SEC on 25 November, 2013. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc	(Today) + 44 20 7831 3113
Justin Gover, Chief Executive Officer	(Thereafter) + 44 1980 557000
Stephen Schultz, VP Investor Relations (US)	401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway / John Dineen (UK)	+ 44 20 7831 3113

Robert Stanislaro (US)	212 850 5657

Trout Group, LLC (US investor relations)
Todd James / Chad Rubin	646 378 2900

Peel Hunt LLP (UK NOMAD)	+44 20 7418 8900
James Steel / Vijay Barathan